FILE NO. 333-

CIK #0001941886

United States

Securities And Exchange Commission

Washington, DC 20549-1004

Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust: invesco Unit Trusts, Series 2286

B.	Name of Depositor: Invesco capital markets, inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	Invesco capital markets, inc.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW	11 Greenway Plaza
Washington, DC 20004-2541	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date
of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one may sell Units of the Portfolio until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated March 9, 2023, Subject to Completion

Inflation Hedge Portfolio 2023-2

Inflation Hedge Portfolio 2023-2 (the “Portfolio”), included in Invesco Unit Trusts, Series 2286, is a unit investment trust that seeks to provide the potential for capital appreciation and current income by investing in a portfolio that consists of exchange-traded funds (“ETFs”), exchange-traded products ("ETPs"), domestic and foreign stocks, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”). Of course, we cannot guarantee that the Portfolio will achieve its objective.

An investment can be made in the underlying ETFs and ETPs directly rather than through the Portfolio. These direct investments can be made without paying the Portfolio sales charge, operating expenses and organization costs.

_________, 2023

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

Inflation Hedge Portfolio

Investment Objective. The Portfolio seeks to provide the potential for capital appreciation and current income.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio that consists of exchange-traded funds (“ETFs”), exchange-traded products (“ETPs”), domestic and foreign stocks, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”). The ETFs and ETPs invest in domestic and foreign stocks, fixed income securities, commodities, Treasury Inflation-Protected Securities (“TIPS”), MLPs, REITs and other real estate companies. Even as certain global economies continue to grow robustly, many governments continue to take action to sustain and promote growth within individual economies. There is concern that such actions, which may include increased government spending and accommodative monetary policies, could promote a period of rising inflation and diminished purchasing power when coupled with a period of sustained economic growth. In developing the investment strategy, Invesco Capital Markets, Inc., the Sponsor, reviewed research from a wide variety of sources.

The Sponsor has identified the following types of securities and areas within broad asset classes that may benefit from a period of global economic growth and expansion, as well as potential inflationary conditions:

•	TIPS and other inflation-protected securities
•	Senior loans and other fixed income securities
•	Commodities and commodity and natural resource producing companies
•	Energy and MLP related companies
•	Infrastructure and infrastructure related companies
•	REITs and other real estate companies

Within the various asset classes, the Sponsor assembled the final portfolio based on a consideration of factors including, but not limited to:

•	ETFs and ETPs: Securities were selected based on asset class exposure, benchmark representation and overall market capitalization and liquidity of the portfolio.
•	Domestic and foreign securities: Securities were selected based on factors such as valuations, earnings and sales growth, cash flow generation and dividend yield.
•	REITs: Securities were selected based on factors such as dividend yield, valuations, growth potential, and volatility.
•	MLPs: Securities were selected based on factors such as valuations, distribution sustainability and overall volatility and risk characteristics.

The Sponsor sought to select ETFs for the Portfolio that would provide exposure to each of the particular categories or areas that have been identified above. The Sponsor selected the equity ETFs based on asset class exposure and benchmark representation. The Sponsor selected the fixed income ETFs based on the term and types of bonds that make up each fixed income ETF. Considerations for selection of the ETFs include the index from which each one of the ETFs is based and liquidity of the portfolio of the particular ETF.

The fixed income ETFs selected by the Sponsor each seek to correspond generally to the price and yield performance, before fees and expenses, of one of the various types of fixed income markets, including foreign government bonds, domestic and foreign corporate bonds, inflation-protected securities, and foreign or United States REIT and other real estate company markets. Certain of these fixed income ETFs hold below-investment grade fixed income securities.

Approximately __% of the Portfolio consists of ETFs that are classified as “non-diversified” under the Investment Company Act of 1940 (“1940 Act”). These

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ETFs have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these ETFs may be more susceptible to volatility than a more widely diversified ETF.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

ETFs. Your Portfolio invests in ETFs, which are investment pools that primarily hold a basket of equity or fixed income securities. As a result, investors in ETFs (and investors in your Portfolio) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. ETF shares are listed on securities exchanges for trading, allowing investors to purchase and sell individual ETF shares at market prices throughout the day. For more information please see the section titled “ETFs”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends certain of the ETFs pay which would reduce your income and cause the value of your Units to fall.
•	The value of the fixed income securities in the Portfolio’s underlying ETFs, in general, will fall if interest rates rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.
•	The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	The Portfolio invests in shares of ETFs. You should understand the section titled “ETFs” before you invest. In particular, shares of ETFs are subject to risks related to factors such as management’s ability to achieve an ETF’s objective, market conditions affecting an ETF’s investments and use of leverage. In addition, there is the risk that the market price of an ETF’s shares may trade at a discount from its net asset value, an active secondary market may not develop or be maintained, or trading may be halted by the exchange on which they trade, which may impact the Portfolio’s ability to sell the ETF shares. The underlying ETFs have management and operating expenses. You will bear not only your share of the Portfolio’s

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expenses, but also the expenses of the underlying ETFs. By investing in other ETFs, the Portfolio incurs greater expenses than you would incur if you invested directly in the ETFs.

•	Your Portfolio invests in shares of ETPs. ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ETPs themselves are not registered investment companies under the 1940 Act, and investors in ETPs do not benefit from the protections provided under the 1940 Act. Through its investments in ETPs, the Portfolio is subject to the risks associated with the ETPs' investments or reference assets/benchmark components, including the possibility that the value of the securities or assets held by or linked to an ETP could decrease. Additionally, an ETP's lack of liquidity can result in its value being more volatile than the underlying asset or reference asset/benchmark component. The Portfolio’s exposure to a particular risk will be proportionate to the Portfolio’s overall allocation and each ETP's asset allocation.
•	Securities of foreign issuers held by the Portfolio or certain of the ETFs in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The Portfolio will be exposed to issuers in emerging markets either directly or through its investments in the underlying ETFs. Investing in emerging markets entails the risk that news and events unique to a country or region will affect those markets and their issuers. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets.
•	Certain ETFs in the Portfolio invest in corporate bonds. Corporate bonds are debt obligations of a corporation, and as a result are generally subject to the various economic, political, regulatory, competitive and other such risks that may affect an issuer. Like other fixed income securities, corporate bonds generally decline in value with increases in interest rates. During periods of market turbulence, corporate bonds may experience illiquidity and volatility. During such periods, there can be uncertainty in assessing the financial condition of an issuer. As a result, the ratings of the bonds in certain of the ETFs in the Portfolio may not accurately reflect an issuer’s current financial condition, prospects, or the extent of the risks associated with investing in such issuer’s securities.
•	Certain of the ETFs held by the Portfolio invest in senior loans. Although senior loans in which the ETFs invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which the ETFs invest generally are of below investment grade credit quality, (commonly called “high yield” or “junk”), may be unrated at the time of investment, generally are not registered with the Securities and Exchange Commission or any state securities commission, and generally are not listed on any securities exchange. In addition, the amount of public information

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available on senior loans generally is less extensive than that available for other types of assets.

•	The Portfolio invests in MLPs both directly and indirectly through its investments in the underlying ETFs. Most MLPs operate in the energy sector and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.
•	The Portfolio invests in securities of REITs and other real estate companies both directly and indirectly through its investments in the underlying ETFs. Shares of REITs and other real estate companies may appreciate or depreciate in value, or pay dividends depending upon global and local economic conditions, changes in interest rates and the strength or weakness of the overall real estate market. Negative developments in the real estate industry will affect the value of your investment more than would be the case in a more diversified investment.
•	Certain of the securities held directly by the Portfolio or the underlying ETFs are stocks of smaller capitalization companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Smaller capitalization companies may have limited products or financial resources, management inexperience and less publicly available information.
•	Certain ETFs in the Portfolio may invest in securities rated below investment grade and considered to be “junk” or “high-yield” securities. Securities rated below “BBB-” by Standard & Poor’s or below “Baa3” by Moody’s are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

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Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	1.350	13.500
Creation and development fee	0.500	5.000
Maximum sales charge	1.850%	$18.500

	As a %	Amount
	of Net	Per 100
	Assets	Units
Estimated Organization Costs	%	$_____
Estimated Annual Expenses
Trustee’s fee and operating expenses	%	$_____
Supervisory, bookkeeping and administrative fees
Underlying fund expenses
Total	%	$_____*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every fifteen months subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$
3 years
5 years
10 years

_______________

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from _________, 2023 through _________, 2023. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the ETFs held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the ETFs in connection with the Portfolio’s investment in the ETFs, including license fees receivable by an affiliate of the Sponsor from an ETF.

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	_________, 2023
Mandatory Termination Date	_________, 2024
Record Dates[1]	10th day of each month
Distribution Dates[1]	25th day of each month
CUSIP Numbers	Cash – ________
Reinvest – ________
Fee Based Cash – ________
Fee Based Reinvest – ________

1	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least $0.01 per Unit.

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Inflation Hedge Portfolio 2023-2

Portfolio
Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)

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Inflation Hedge Portfolio 2023-2
Portfolio (continued)
Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)

$

See “Notes to Portfolio”.

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Notes to Portfolio

(1)	The Securities are initially represented by “regular way” contracts to purchase the Securities. A letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of the Securities as of the close of business on the last business day prior to the inception date of the Portfolio. The Sponsor has instructed the Trustee to purchase the securities on behalf of the Portfolio at the opening of business on the inception date of the Portfolio and are expected to settle within two business days (see “The Portfolio”).
(2)	The valuation of the Securities has been determined by the Trustee as of the close of business on the last business day prior to the inception date of the Portfolio. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Portfolio’s investments are classified as Level 1, which refers to securities traded in an active market.
(3)	These securities are MLPs and are expected to be treated as “qualified publicly traded partnerships” for federal tax purposes. See “Portfolio Administration” regarding the Portfolio’s limitation with investments in such securities.

“+” indicates that the security was issued by a foreign company.

“*” The investment advisor of this ETF is an affiliate of the Sponsor.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2286:

Opinion on the Financial Statements

We have audited the accompanying statement of condition (including the related portfolio schedule) of Inflation Hedge Portfolio 2023-2 (included in Invesco Unit Trusts, Series 2286 (the “Trust”)) as of _________, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of _________, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of _________, 2023 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors since 1976.

New York, New York
_________, 2023

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STATEMENT OF CONDITION
As of _________, 2023

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)	$
Total	$
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$
Deferred sales charge liability (3)
Creation and development fee liability (4)
Interest of Unitholders--
Cost to investors (5)
Less: deferred sales charge, creation and development fee and organization costs (2)(4)(5)(6)
Net interest to Unitholders (5)
Total	$
Units outstanding
Net asset value per Unit	$

________________

(1)	The value of the Securities is determined by the Trustee on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of the Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from the Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by the Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

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THE PORTFOLIO

The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

On the Initial Date of Deposit, the Sponsor deposited contracts to purchase Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in the “Portfolio” and any additional securities deposited into the Portfolio.

Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into the Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of the Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in the Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVE AND SECURITIES SELECTION

The Portfolio seeks to provide the potential for capital appreciation and current income. The Portfolio seeks to achieve its objective by investing in a portfolio that consists of ETFs, ETPs, domestic and foreign stocks, REITs, and MLPs. The ETFs and ETPs invest in domestic and foreign stocks, fixed income securities, commodities, inflation-protected securities (which includes TIPS and WIPS), MLPs, REITs and other real estate companies. We describe the selection process for the Portfolio on page 2. There is no assurance that the Portfolio will achieve its objective.

The Sponsor does not manage the Portfolio. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolio, taken as a whole, which are represented by the Units.

ETFs

ETFs are investment pools that hold other securities. The ETFs in your Portfolio are primarily passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by your Portfolio are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended (“1940 Act”), issuing securities registered under the Securities Act of 1933, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. Although ETFs sell and redeem shares in large blocks (often known as “Creation Units”), the Sponsor does not intend to sell or redeem ETF shares in this manner. Securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. Your Portfolio will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may include common equity securities, fixed income securities or other financial instruments. In general, ETFs may contain anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs (and investors in your Portfolio) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Due to the level of their investments in MLPs, certain of the ETFs in your Portfolio are classified for federal income tax purposes as taxable regular corporations or so-called Subchapter “C” corporations (“C” corporations). Generally, “C” corporations in your Portfolio accrue a deferred tax liability for future tax liabilities associated with its investments in MLPs. A “C” corporation’s accrued deferred tax liability, if any, may be reflected in its net asset value per share. Any such deferred tax liability may vary greatly from year to year depending on the nature of the “C” corporation’s investment holdings, the performance of those investments and general market conditions. Actual deferred income tax expense, if any, is incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the “C” corporation’s assets and other factors.

Certain of the ETFs in the Portfolio may be classified as “non-diversified” under the Investment Company Act of 1940. These ETFs have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

RISK FACTORS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio and the securities in the portfolios of the underlying ETFs in the Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled “The Portfolio”. As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under “Portfolio Administration”, the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio’s assets) in securities of a particular type, industry and/or geographic region.

Market Risk. Market risk is the risk that the value of securities in your Portfolio or in the underlying ETFs in the Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Certain geopolitical and other events, including environmental events and public health events such as epidemics and pandemics, may have a global impact and add to instability in world economies and markets generally. Changing economic, political or financial market conditions in one country or geographic region could adversely affect the market value of the securities held by your Portfolio in a different country or geographic region due to increasingly interconnected global economies and financial markets.

For example, following Russia's invasion of Ukraine in late February 2022, various countries, including the United States and members of NATO and the European Union ("EU"), issued broad-ranging economic sanctions against Russia and Belarus. The resulting responses to the military actions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. The negative impacts may be particularly acute in certain industries including, but not limited to, energy and financials. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. The foregoing may result in a negative impact on your Portfolio's performance and the value of an investment in your Portfolio, even beyond any direct investment exposure your Portfolio may have to Russian issuers or the adjoining geographic regions.

Furthermore, an outbreak of a respiratory disease caused by a novel coronavirus (“COVID-19”), first detected in China in December 2019, has spread globally in a short period of time. COVID-19 has resulted in the disruption of, and delays in, production and supply chains and the delivery of healthcare services and processes, as well as the cancellation of organized events and educational institutions, a decline in consumer demand for certain goods and services, and general concern and uncertainty. In response, governments and businesses world-wide, including the United States, have taken aggressive measures, including closing borders, restricting international and domestic travel, imposing prolonged quarantines of large populations, and financial support of the economy and financial markets. COVID-19 and its effects have contributed to increased volatility in global markets, severe loses, liquidity constraints, and lowered yields; the duration of such effects cannot yet be determined but could be present for an extended period of time. The effects that COVID-19 may have on certain sectors and industries are uncertain and may adversely affect the value of your Portfolio.

Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed ETF.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security, an ETF or an underlying security in an ETF is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. If dividends received by the Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Taxation”.

Interest Rate Risk. Interest rate risk is the risk that the value of securities held by certain ETFs in your Portfolio will fall if interest rates increase. The securities held by certain ETFs in your Portfolio typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by certain ETFs in your Portfolio with longer periods before maturity are often more sensitive to interest rate changes. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units. Prices of bonds, even inflation-protected bonds, held by certain ETFs in your Portfolio may fall because of a rise in interest rates.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by certain ETFs in your Portfolio. This may reduce the level of dividends such ETFs pay which would reduce your income and could cause the value of your Units to fall.

ETFs. Your Portfolio invests in shares of ETFs. You should understand the preceding section titled “ETFs” before you invest. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. All ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. The Portfolio and the underlying ETFs have operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying ETFs. By investing in other ETFs, the Portfolio incurs greater expenses than you would incur if you invested directly in the ETFs.

Index Correlation Risk. Index correlation risk is the risk that the performance of an ETF in your Portfolio will vary from the actual performance of a security’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. In particular, some ETFs use a technique called “representative sampling,” which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Corporate Bond Risk. Certain of the ETFs held by your Portfolio invest in corporate bonds. Corporate bonds, which are debt instruments issued by corporations to raise capital, have priority over preferred securities and common stock in an issuer’s capital structure, but may be subordinated to an issuer’s other debt instruments. The market value of a corporate bond may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of the issuer’s management, the issuer’s capital structure, the use of financial leverage and demand for the issuer’s goods and services, and by factors not directly related to the issuer such as general market liquidity. The market value of corporate bonds generally may be expected to rise and fall inversely with interest rates, and as a result, corporate bonds may lose value in a rising-rate environment. To the extent any of the ETFs held by your Portfolio are invested in below investment grade corporate bonds, such bonds are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments (see “High-Yield Security Risk” below).

ETPs. ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ETPs themselves are not registered investment companies under the 1940 Act, and investors in ETPs do not benefit from the protections provided under the 1940 Act. Through its investments in ETPs, the Portfolio is subject to the risks associated with the ETPs' investments or reference assets/benchmark components, including the possibility that the value of the securities or assets held by or linked to an ETP could decrease. Additionally, an ETP's lack of liquidity can result in its value being more volatile than the underlying asset or reference asset/benchmark component. The Portfolio’s exposure to a particular risk will be proportionate to the Portfolio's overall allocation and each ETP's asset allocation.

High-Yield Security Risk. Certain of the ETFs held by your Portfolio invest in high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield or “junk” securities, the generic names for securities rated below “BBB-” by Standard & Poor’s or “Baa3” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB-or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Foreign Issuer Risk. The Portfolio is exposed to securities of foreign issuers through direct investment and through its investments in the underlying ETFs. This subjects the Portfolio to more risks than if it invested in securities linked solely to domestic securities.

These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of an investment, in non-U.S. countries. No one can predict the impact that these factors could have on the value of foreign securities.

The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. In addition, round lot trading requirements exist in certain foreign securities markets. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities.

In addition, for foreign securities of European issuers, the departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on European issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom’s (“U.K.”) initiation on March 27, 2017 of the process to exit from the EU (“Brexit”). As of January 31, 2020, the U.K. has officially exited the EU, though trade negotiations are ongoing. The effect that Brexit may have on the global financial markets is uncertain. No one can predict the impact that these factors could have on the securities held by your Portfolio.

Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons and foreign currency exchange markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies.

Emerging Market Risk. The Portfolio is exposed to securities issued by entities located in emerging markets and frontier emerging markets through direct investment and through its investment in the underlying ETFs. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. Frontier emerging markets are the smallest, less developed, less liquid countries that make up the emerging markets. The markets of emerging markets and frontier emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets and frontier emerging markets countries.

Inflation-Protected Securities Risk. Certain of the ETFs in your Portfolio invest in TIPS issued by the U.S. Department of Treasury or similar securities issued by foreign governments including WIPS. TIPS are inflation-indexed fixed-income securities that utilize an inflation mechanism tied to the Consumer Price Index for All Urban Consumers (“CPI”). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. Inflation-protected securities issued by foreign governments offer similar features as TIPS. In a falling inflationary environment, both interest payments and the value of the TIPS and other inflation-protected securities will decline. If interest rates rise for reasons other than inflation, the value of inflation-protected securities may be negatively impacted. In certain interest rate environments, inflation-protected securities may experience greater losses than other fixed income securities with similar durations.

Master Limited Partnership Risk. The Portfolio invests directly in MLPs as well as indirectly through certain of the ETFs held by the Portfolio. MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

Currently, most MLPs operate in the energy sector, with a particular emphasis on the midstream sector of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated sectors in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.

There are certain tax risks associated with MLPs to which your Portfolio may be exposed, including the risk that regulatory or legislative changes could eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your Portfolio’s investments.

Real Estate Companies. Your Portfolio is exposed to REITs and other real estate companies (collectively “real estate companies”) directly and through its investment in certain ETFs. You should understand the risks of real estate companies before you invest. Many factors can have an adverse impact on the performance of a particular real estate company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of real estate companies depends on various factors, including the quality of property management, occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, over-building, tax law changes, environmental issues, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

Risks associated with the direct ownership of real estate include, among other factors,

•	general U.S. and global as well as local economic conditions,
•	decline in real estate values,
•	possible lack of availability of mortgage funds,
•	the financial health of tenants,
•	over-building and increased competition for tenants,
•	over-supply of properties for sale,
•	changing demographics,
•	changes in interest rates, tax rates and other operating expenses,
•	changes in government regulations,
•	faulty construction and the ongoing need for capital improvements,
•	regulatory and judicial requirements, including relating to liability for environmental hazards,
•	the ongoing financial strength and viability of government sponsored enterprises, such as Fannie Mae and Freddie Mac,
•	changes in neighborhood values and buyer demand, and
•	the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires securities at or near the top of the cycle, there is increased risk of a decline in value of the securities during the life of your Portfolio. Real estate companies are also subject to defaults by borrowers and the market’s perception of the real estate industry generally.

Because of the structure of certain real estate companies, and legal requirements in many countries that these companies distribute a certain minimum amount of their taxable income to shareholders annually, real estate companies often require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, many real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected security market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

Senior Loans. Certain of the ETFs held by your portfolio invest in senior loans. Senior loans are debt instruments issued by various financial institutions and other issuers to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans are backed by a company’s assets and generally hold the most senior position in a company’s capital structure, ahead of other types of debt securities, as well as preferred and common stock. Senior secured loans are typically backed by assets such as inventory, receivables, real estate property, buildings, intellectual property such as patents or trademarks, and even the stock of other companies or subsidiaries. In the event of non-payment, there is no assurance that such collateral could be readily liquidated, or that liquidation would satisfy the borrower’s obligation. In addition, while secured creditors generally receive greater protection in insolvency situations, there is no assurance that collateral could be readily liquidated, or that liquidation of collateral will be sufficient to repay interest and/or principal in such situations. In the event of non-payment concerning a loan held by an ETF in your Portfolio, the value of your Units may be adversely affected.

Additionally, the underlying loan interest rates “float” above indices, which can move up or down with market rate movements, such as the prime rate offered by one or more major banks, the London Interbank Offered Rate (“LIBOR”) or other alternative benchmark rates or the certificate of deposit rate or other base lending rates used by commercial lenders. As a result, the yield on ETFs investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, since senior loans generally have floating interest rates, they are typically not as sensitive as fixed-income investments to price fluctuations due to changes in interest rates. Senior loans have historically paid a higher rate of interest than most short-term investments. Of course, there is no guarantee that this will occur in the future.

As noted above, certain senior loans invested in by ETFs held by your Portfolio may reference LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. On March 5, 2021, the administrator of LIBOR announced a delay in the phase out of the majority of the U.S. dollar LIBOR publications until June 30, 2023, with the remainder of LIBOR publications to still end at the end of 2021. Replacement rates that have been identified include the Secured Overnight Financing Rate (“SOFR”), which is intended to replace USD LIBOR and measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities, and the Sterling Overnight Index Average Rate (“SONIA”), which is intended to replace GBP LIBOR and measures the overnight interest rate paid by banks for unsecured transactions in the sterling market, although other replacement rates could be adopted by market participants.

There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. In March 2022, the U.S. federal government enacted legislation to establish a process for replacing LIBOR with SOFR in certain existing contracts that do not already provide for the use of a clearly defined or practicable replacement benchmark rate as described in the legislation. Even so, the replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability. The unavailability or replacement of LIBOR may affect the value, liquidity or return on certain investments and may result in costs incurred in connection with closing out positions and entering into new positions. Any pricing adjustments to the ETFs' investments resulting from a substitute reference rate may also adversely affect the Portfolio's performance and/or net asset value.

Senior loans are generally below investment grade quality and may be unrated at the time of investment; (commonly called “high yield” or “junk”) are generally not registered with the Securities and Exchange Commission (“SEC”) or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that typically available for other types of securities. Certain of the ETFs held by the Portfolio may invest in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the ETFs’ ability to reprice credit risk associated with the borrower and reduce their ability to restructure a problematic loan and mitigate potential loss. As a result, the ETFs’ exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

Commodity Risk. Your Portfolio is exposed to commodities through its investment in certain of the underlying ETFs and ETPs. A commodity is a basic good used in commerce that is interchangeable with other commodities of the same type and which is supplied without qualitative differentiation across a given market. Commodities are most often used as inputs in the production of other goods or services. The quality of a given commodity may differ slightly, but it is essentially uniform across producers. Well-established physical commodities have actively traded spot and derivative markets. Generally, these are basic resources and agricultural products such as iron ore, crude oil, coal, ethanol, sugar, soybeans, aluminum, rice, wheat, gold and silver. Commodities prices are highly volatile and are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, direct government intervention, such as embargoes, and supply disruptions in major producing or consuming regions. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference assets or their components and, as a result, the market value of the ETFs in your Portfolio and the amount the underlying securities in your Portfolio will receive at maturity. Certain commodity exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits”, and the maximum or minimum price of a futures contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular futures contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of futures contracts at disadvantageous times or prices. These circumstances could adversely affect the prices of the commodities comprising the reference asset and, therefore, could adversely affect the value of the underlying securities in your Portfolio. Suspensions or disruptions of market trading in the commodity markets and related futures markets may adversely affect the amount of principal, interest or any other amounts payable on the underlying securities and/or the market value of the underlying securities. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators and potential government regulation and intervention. In addition, some futures exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These factors may adversely affect the performance of the reference assets or their components and, as a result, the market value of the underlying securities and the principal, interest and other amounts payable on the underlying securities.

Natural Resources Issuer Risk. Directly and through its investment in the underlying ETFs, the Portfolio is exposed to securities issued by companies involved in the natural resources sector, which includes companies involved in the basic materials, water utility/infrastructure and industrials sectors.

Basic Materials Issuers. Companies in the basic materials sector could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Such companies may also be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations. Production of industrial materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns. Companies in the basic materials sector are at risk for environmental damage and product liability claims.

Water Utility/Infrastructure Issuers. General problems of water utility and infrastructure issuers, including industrials companies issuers, include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market’s ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Industrials Issuers. Industrials companies may be adversely affected by such factors including the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Certain industrials companies may be influenced by decreased demand for new equipment, order cancellations, disputes over or ability to obtain or retain government contracts, labor disputes, changes in government budget priorities, changes in equipment-leasing contracts and cutbacks in general.

Energy Issuers. The Portfolio is exposed to companies in the energy sector, directly and through its investments in ETFs which invest in MLPs. Energy companies can be significantly impacted by fluctuations in the prices of energy fuels, such as crude oil, natural gas, and other fossil fuels. Extended periods of low energy fuel prices can have a material adverse impact on an energy company’s financial condition and results of operations. The prices of energy fuels can be materially impacted by general economic conditions, demand for energy fuels, industry inventory levels, production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (OPEC), weather-related disruptions and damage, competing fuel prices, and geopolitical risks. Recently, the price of crude oil, natural gas and other fossil fuels has declined substantially and experienced significant volatility, which has adversely impacted energy companies and their stock prices and dividends. The price of energy fuels may decline further and have further adverse effects on energy companies.

Some energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. An energy company has no assurance that it will find reserves or that any reserves found will be economically recoverable.

The energy industry also faces substantial government regulation, including environmental regulation regarding air emissions and disposal of hazardous materials. These regulations may increase costs and limit production and usage of certain fuels. Additionally, governments have been increasing their attention to issues related to greenhouse gas (“GHG”) emissions and climate change, and regulatory measures to limit or reduce GHG emissions are currently in various stages of discussion or implementation. GHG emissions-related regulations could substantially harm energy companies, including by reducing the demand for energy fuels and increasing compliance costs. Energy companies also face risks related to political conditions in oil producing regions (such as the Middle East). Political instability or war in these regions could negatively impact energy companies.

The operations of energy companies can be disrupted by natural or human factors beyond the control of the energy company. These include hurricanes, floods, severe storms, and other weather events, civil unrest, accidents, war, earthquakes, fire, political events, systems failures, and terrorist attacks, any of which could result in suspension of operations. Energy companies also face certain hazards inherent to operating in their industry, such as accidental releases of energy fuels or other hazardous materials, explosions, and mechanical failures, which can result in environmental damage, loss of life, loss of revenues, legal liability and/or disruption of operations.

Smaller Capitalization Companies. Certain of the securities held directly by the Portfolio and by cetain of the ETFs in the Portfolio are issued by small capitalization and mid capitalization (collectively “smaller cap”) companies. Investing in stocks of smaller cap companies may involve greater risk than investing in stocks of larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Many smaller cap companies will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller cap companies is relatively higher than larger, older and more mature companies. This greater price volatility of smaller cap companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller cap companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Tax and Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of your Portfolio by changing the taxation or tax characterizations of its portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. In December 2017, Congress passed, and the President signed, significant tax legislation, much of which became effective in 2018. No one can predict whether any other legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on your Portfolio or its portfolio securities, or on the tax treatment of your Portfolio or of your investment in your Portfolio.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit (1.885% of the aggregate offering price of the Securities) at the time of purchase.

The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the “Fee Table.” If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under “Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the “Fee Table.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit.

The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”). If Units of the Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is “Fee Based Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called “Fee Accounts” for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the “Fee Accounts” section found below.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in the Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Rights of Unitholders--Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The value of portfolio securities is based on the securities’ market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, the Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolio.

During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050	0.100
$150 but less than $250	0.075	0.100
$250 but less than $1,000	0.100	0.100
$1,000 but less than $5,000	0.125	0.100
$5,000 but less than $7,500	0.150	0.100
$7,500 or more	0.175	0.100

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of this Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution” above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolio on the Initial Date of Deposit as well as on subsequent deposits. Invesco Capital Management LLC, an affiliate of the Sponsor, acts as an investment adviser to certain of the underlying ETFs in the Portfolio and will receive compensation in this capacity. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

Affiliated companies of the Sponsor may receive license fees from certain ETFs in the Portfolio for use of certain trademarks, service marks or other property related to indices maintained by these companies. The ETFs are not sponsored, endorsed, sold or promoted by these affiliates. These affiliates make no representation or warranty, express or implied, to the owners of these ETFs or any member of the public regarding the advisability of investing in ETFs or in these ETFs particularly or the ability of the indices to track general stock market performance. The indices are determined, composed and calculated without regard to the issuer of these ETFs or their owners, including the Portfolio.

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under “Right of Unitholders--Redemption of Units”). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS

Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under “Essential Information,” either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders--Reinvestment Option.”

RIGHTS OF UNITHOLDERS

Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by the Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. Distributions made by the ETFs in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see “Taxation--Distributions”). In addition, the Portfolio will generally make required distributions at the end of each year because it is structured as a “regulated investment company” for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders--Reinvestment Option.”

Dividends and interest received by the Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Taxation”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the

Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of the Portfolio’s termination. The Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of the Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See “Taxation”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under “Public Offering--Unit Price.”

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Rollover. We may offer a subsequent series of the Portfolio for a Rollover when the Portfolio terminates.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategy or objective as the current Portfolio. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxation”.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see “Rollover” above), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. An exchange is a taxable event to you. We may discontinue this option at any time.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution.

In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in your Portfolio for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by your Portfolio;
•	The Redemption Price per Unit and the number of Units outstanding, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

Beginning calendar year-end 2022, the annual statements will be made available at www.invesco.com/us/financial-products/unit-trusts within a reasonable period of time after the end of each calendar year. You may also request an annual statement be sent to you by calling the Trustee at 800-856-8487. Unitholders may obtain evaluations of the Securities upon request to the Trustee.

If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION

Portfolio Administration. The Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by the Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

The Trust Agreement requires the Trustee to vote all shares of the ETFs held in the Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio. The Sponsor will instruct the Trustee how to vote the securities held in the Portfolio. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells ETF shares to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units.

Pursuant to an exemptive order, the Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable the Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust

Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. The Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with the Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of the Portfolio’s termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under “Rights of Unitholders--Redemption of Units”, provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of the Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolio. See “Additional Information”.

Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2022, the total stockholders’ equity of Invesco Capital Markets, Inc. was $92,405,896.83 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,409.2 billion as of December 31, 2022.

The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information”.

TAXATION

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in the Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in the Portfolio.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a “regulated investment company” (“RIC”) under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable to you. After the end of each year, you will receive a tax statement reporting your Portfolio’s distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder’s basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio reduces the Portfolio’s net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Portfolio’s distributions of income generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above subject to and the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations, if finalized in their proposed form, would eliminate FATCA withholding on such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in the Portfolio.

PORTFOLIO OPERATING EXPENSES

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent ETFs are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Taxation”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the CPI or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the “Fee Table” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are ETFs in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these ETFs.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the “Fee Table”. These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Portfolio may pay the expenses of updating its registration statement each year.

Fund Expenses. Your Portfolio will also bear the expenses of the underlying ETFs. While your Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in your Portfolio’s “Estimated Annual Expenses” in the “Fee Table” to illustrate the impact of these expenses. This estimate is based upon each underlying ETF’s annual operating expenses for the most recent fiscal year. Each underlying ETF’s annual operating expense amount is subject to change in the future.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

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When Units of the Portfolio are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-EMSPRO2286

PROSPECTUS
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_______, 2023

Inflation Hedge Portfolio 2023-2

Please retain this prospectus for future reference.

Information Supplement

Inflation Hedge Portfolio 2023-2

This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

RISK FACTORS

The Portfolio invests in exchange-traded funds (“ETFs”), exchange-traded products (“ETPs”), domestic and foreign stocks, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”). As such, an investment in Units of the Portfolio should be made with an understanding of the risks of investing in these types of securities.

An exclusion has been claimed for the Portfolio from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

ETFs. The ETFs in your Portfolio are primarily passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. Securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding funds or their underlying investments change. The Portfolio and the underlying ETFs have operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in such funds.

ETFs may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund’s shares, and as a result, increased volatility for the price of the Units of the Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

In limited cases certain ETFs may employ an investment strategy which includes investments in derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock-in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

Price Volatility. Because the Portfolio and the ETFs in the Portfolio directly or indirectly invest in stocks, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in the Portfolio and the underlying stocks in the ETFs in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Foreign Issuers. Since certain of the securities held by the Portfolio and certain of the ETFs in the Portfolio are issued by foreign issuers, an investment in the Portfolio involves certain investment risks that are different in some respects from an investment in a portfolio which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the ETF or the Portfolio. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities by a ETF in the United

States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities by a ETF will generally be effected only in foreign securities markets. Investors should realize that the securities in the ETF might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the securities will be adversely affected if trading markets for the securities are limited or absent.

Foreign Currencies. The Portfolio may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks in certain ETFs in the Portfolio. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor’s return would be reduced to about 5%. This is because the foreign currency would “buy” fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Portfolio’s foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Portfolio might obtain had the Trustee sold the currency in the market at that time.

High-Yield Securities. An investment in Units of the Portfolio should be made with an understanding of the risks that an investment in “high-yield, high-risk” debt obligations or “junk” obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the ETFs in the Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

“High-yield” or “junk” securities, the generic names for securities rated below BBB- by Standard & Poor’s, or below Baa3 by Moody’s, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of the Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of the Portfolio may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service (“IRS”) for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the ETFs in the Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

The value of the shares of the ETFs reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the ETFs in the Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the ETFs in payment under the defaulted security may not be reflected in the value of the ETF shares until actually received by the ETFs, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking ETF requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than “BBB-” by Standard & Poor’s, or “Baa3” by Moody’s, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

Senior Loans. Certain of the ETFs held by your Portfolio may invest in senior loans issued by banks, other financial institutions, and other issuers to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans in which the ETFs invest:

•	generally are of below investment grade credit quality;
•	may be unrated at the time of investment;
•	generally are not registered with the Securities and Exchange Commission or any state securities commission; and
•	generally are not listed on any securities exchange.

An investment by ETFs in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on ETFs investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of ETF to sell an investment in a timely manner at a price approximately equal to its value on the ETF’s books. The illiquidity of senior loans may impair an ETFs ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a Portfolio’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Discount Securities. Certain of the securities held by the ETFs in the Portfolio may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the ETFs were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Premium Securities. Certain of the securities held by the ETFs in the Portfolio may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the ETF were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking ETF provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Liquidity. Whether or not the securities in the Portfolio are listed on an exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

Additional Units. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because the Portfolio will pay brokerage or acquisition fees.

Voting. Only the Trustee may sell or vote the securities in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. The Trustee will vote the underlying ETFs in the same general proportion as shares held by other shareholders. The Sponsor will instruct the Trustee how to vote the securities in your Portfolio, if any. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION

Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of December 31, 2022, the total stockholders’ equity of Invesco Capital Markets, Inc. was $92,405,896.83 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,409.2 billion as of December 31, 2022. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolio and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to the Sponsor. The IRS could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by the Portfolio.

The Portfolio intends to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

As a regulated investment company, the Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. The Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If the Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, the Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, the Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if the Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Trust for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

If the Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

If the Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power or value of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes. In such circumstances, the Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio’s taxable income whether or not such income is distributed.

PORTFOLIO TERMINATION

The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the ETFs of the Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolio. There is, however, no assurance that units of any new series of the Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

U-EMSSUP2286

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518), as filed with the U.S. Securities and Exchange Commission on December 6, 2012.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799), as filed with the U.S. Securities and Exchange Commission on May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240), as filed with the U.S. Securities and Exchange Commission on June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).
3.3	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).
4.1	Consent of Initial Evaluator (to be supplied by amendment).
4.2	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2266 (File No. 333-268388), as filed with the U.S. Securities and Exchange Commission on January 24, 2023.
7.1

Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835), as filed with the U.S. Securities and Exchange Commission on September 2, 2021.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2286, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 9th day of March, 2023.

invesco Unit Trusts, SERIES 2286
(Registrant)

By: Invesco Capital Markets, Inc.
(Depositor)

By: /s/ TARA BAKER
Vice President, Business Operations and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 9, 2023, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.